EXHIBIT 99.59

American Lithium appoints DRA Global as Project Lead to finalize TLC PEA

VANCOUVER, British Columbia., March 01, 2022 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce it is launching the final phase towards completion of its maiden preliminary economic assessment (“PEA”) on the Company’s TLC Lithium project (“TLC”) with the appointment of DRA Global as lead engineer (“DRA”). Stantec Consulting Ltd. will act as contributing consultants, in particular in relation to mineral resources and mine design, and as reported previously, acid leach and roast water leach studies and precipitation test work is on-going at ANSTO Minerals in Australia. These results will be incorporated into the PEA with all previous TLC process studies completed at laboratories in the US, Canada and Peru. The first draft of the maiden TLC PEA as well as preliminary economic modeling is anticipated to be completed by end of Q2, 2022.

Simon Clarke, CEO of American Lithium states, “TLC is a significant, near surface lithium project with a large resource base and multiple tried and tested processing options. DRA Global, in concert with Stantec and ANSTO have deep collective expertise in lithium processing, lithium resource calculation and mine / project design and construction experience critical to finalizing a robust maiden PEA for TLC, which will establish economic lithium production potential at TLC.”

DRA Global Limited (ASX: DRA | JSE: DRA), as lead engineer, is a diversified global engineering, project delivery and operations management group headquartered in Perth, Australia, with an impressive track record completing over 300 unique projects worldwide spanning more than three decades. Known for its collaborative approach and extensive experience in project development and delivery, as well as turnkey operations and maintenance services, DRA Global delivers optimal solutions that are tailored to meet clients’ needs. DRA Global, through its subsidiary, DRA Met-Chem, has a team of lithium process and metallurgical experts that identify the process requirements through flowsheet development and process equipment is selected to minimize costs and ensure plant efficiency. DRA has recently been involved in a number of lithium projects from PEA to Feasibility Study and EPCM for in-construction/expansion projects, including the Feasibility Study for Nemaska Lithium’s Whabouchi Project for which it is currently doing the detailed engineering for the concentrator plant.

Stantec Consulting Ltd., a full service engineering and consulting firm, has extensive experience in surface mineable stratiform deposits in North American and internationally. Stantec has been involved in the evaluation and design of several lithium projects with services spanning from environmental studies, geological modeling, resource and reserve estimates, mining engineering, hydrology and hydrogeology, geotechnical engineering, and tailings, waste, and water management facility design. The company specializes in helping mining companies to reach their net zero mining goals.

ANSTO Minerals is an international mining consultancy group located in Sydney, Australia, with an experienced team of 60+ engineers, metallurgists, chemists, and scientists who have been providing consulting services and process development services to the mining and minerals processing industries for well over 35 years. ANSTO Minerals has world-leading expertise in uranium ore processing, rare earth processing, zirconium/niobium/hafnium processing, base metals processing, lithium processing (brines and hardrock), and radioactivity control and management.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in Puno, southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.